Exhibit 12.1

	For the Fiscal Year Ended					For the Six-Month Period Ended
	December 27, 1998	December 26, 1999	December 31, 2000	January 1, 2002	December 31, 2002
						July 2, 2002	July 1, 2003
	(In thousands)
Fixed Charges:
Interest expensed and capitalized	925	1,636	2,076	47,104	42,883	24,604	18,271
Estimate of interest within rental expense	785	855	757	5,407	9,192	4,578	4,680
Dividends	—	—	2,373	58,520	27,594	13,529	14,424

Calculated Fixed Charges	1,710	2,491	5,206	111,031	79,669	42,711	37,375

Earnings:
Pretax income (loss) from continuing operations	(7,492)	2,399	(6,538)	(18,533)	(40,107)	(27,352)	(20,427)
Add: Fixed charges	1,710	2,491	2,833	52,511	52,075	42,711	37,375
Subtract: Dividends	—	—	2,373	58,520	27,594	13,529	14,424

Calculated Earnings	(5,782)	4,890	(2,705)	33,978	11,968	1,830	2,524

Ratio of Earning to Fixed Charges		1.96

Amount by which earning were insufficient to cover fixed charges	$7,492		$7,911	$77,053	$67,701	$40,881	$34,851